UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 000-50924

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEACON SALES ACQUISITION, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEACON ROOFING SUPPLY, INC.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

BEACON SALES ACQUISITION, INC.

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2020 AND 2019
AND FOR THE YEAR ENDED DECEMBER 31, 2020

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Participants and 401(k) Plan Investment Committee

Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan

Herndon, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2015.

Grand Rapids, Michigan

June 21, 2021

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments at fair value:
Mutual funds	$445,165,489	$369,051,723
Common/collective trust	21,525,971	16,539,592
Employer securities	5,556,501	4,338,670
Total investments at fair value	472,247,961	389,929,985

Receivables:
Notes receivable from participants	9,451,988	10,265,865
Total receivables	9,451,988	10,265,865

Net assets available for benefits	$481,699,949	$400,195,850

See accompanying notes to financial statements

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020
Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$56,664,126
Interest and dividends	14,726,806
Total investment income	71,390,932

Interest income on notes receivable from participants	499,394

Contributions:
Employer	13,055,394
Participant	34,847,231
Rollover	2,315,236
Total contributions	50,217,861

Total additions	122,108,187

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	39,848,219
Administrative expenses	755,869
Total deductions	40,604,088

Net increase	81,504,099

Net assets available for benefits:
Beginning of year	400,195,850
End of year	$481,699,949

See accompanying notes to financial statements

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

Notes to Financial Statements

1. Description of Plan

The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information. The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General – The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older. Eligible participants are automatically enrolled in the Plan once they have attained 21 years of age and have completed 90 days of service unless they affirmatively decline to participate. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are also excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Each year, participants may contribute up to one hundred percent (100%) of their pre-tax or after-tax annual compensation as defined in the Plan, subject to Internal Revenue Code (“IRC”) limitations ($19,500 for 2020). Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution.” The allowed maximum catch-up contribution for 2020 was $6,500. The Plan has an automatic enrollment feature; if automatically enrolled, a participant’s deferral is set at 6% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

All Company contributions are determined at the discretion of the Company’s board of directors. For the year ended December 31, 2020, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on pre-tax or after-tax eligible compensation. There were no profit-sharing contributions for the year ended December 31, 2020.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions, b) Plan earnings, and c) Plan expenses. Allocations are based upon participant compensation, contributions and/or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers thirty (30) mutual funds, one (1) common/collective trust, and the common stock of the Company as investment options. The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. The Plan includes provisions for voting shares of Company common stock. Participants may invest up to a limit of 15% of their account balance in Company common stock.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service. A participant is one hundred percent (100%) vested in both the discretionary profit-sharing and matching Company contributions after six (6) years of credited service (minimum 1,000 hours per Plan year). Vesting is accelerated upon termination due to early or normal retirement, death or disability. The following represents the vesting schedules for both the discretionary profit-sharing and matching Company contributions:

Years of Service	Vested Percentage
Less than two (2) years	0%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

Notes Receivable from Participants – Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance of any prior loans from the Plan during the prior one-year period), or fifty percent (50%) of their vested account balance. For the year ended December 31, 2020, the interest rates charged on participant loans ranged from 3.25% to 9.25%. Principal and interest amounts are paid through payroll deductions. Participants are charged a fee when taking out a loan. For the year ended December 31, 2020, there were fees of $19,040 charged to loan recipients, which are included in administrative expenses on the statement of changes in net assets available for benefits.

Payment of Benefits – Benefits are payable in a lump sum upon separation from service, death or disability. In-service distributions are available for hardship, or attainment of age 59½. In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (except benefit payments must commence at age 70½ if the participant owns 5% or more of the Company’s outstanding stock). Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an individual retirement account (“IRA”) if the participant does not elect payment.

Forfeitures – Forfeitures of the non-vested portion of participant accounts will be first used to reduce Company matching contributions and then discretionary profit-sharing contributions. Total forfeitures of $1,279,034 were used in a combination of these ways in the year ended December 31, 2020. As of December 31, 2020 and 2019, the balances in the forfeitures account totaled $737,125 and $571,195, respectively.

Administrative Expenses – Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on the participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.

CARES Act – On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	permitted special coronavirus distributions up to $100,000;
•	increased the available loan amount as described previously to the lesser of $100,000 or 100% of the participant’s vested account balance until September 22, 2020;
•	extended the period for loan repayments, if applicable, up to one year; and
•	suspended required minimum distributions for 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements and accompanying footnotes were prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (“GAAP”). The Company has elected to file these financial statements with the Securities and Exchange Commission prepared in conformity with guidelines issued under ERISA, as amended.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments – Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participant Accounts – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions – Contributions are recorded on an accrual basis.

Payment of Benefits – Benefits are recorded when paid.

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The fair value hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement. The three levels are described as follows:

•	Level 1: Observable inputs. Quoted prices in active markets for identical assets and liabilities;
•

Level 2: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and

•	Level 3: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification as of each reporting period.

The following is a description of the valuation methods used for Plan assets measured at fair value as of December 31, 2020 and 2019. There were no changes in the valuation methods used as of December 31, 2020 or 2019.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year-end, quoted in an active market.
•

Common/collective trust: The fair value of participation units held in the Reliance Trust Stable Value Fund (MetLife Series 25157), a common/collective trust (“CCT”) is based on net asset value, as reported by the manager of the collective trust fund, Reliance Trust Company, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The CCT invests entirely in the MetLife Group Annuity Contract 25157, which consists of separately managed investment portfolios in fixed income securities and enters into wrapper contracts, which are issued by third parties and are designed to allow the Fund to maintain a constant net asset value. The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements.

•	Employer securities: Valued at the closing price reported by the Nasdaq Global Select Market at fiscal year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$445,165,489	$-	$-	$-	$445,165,489
Employer securities	5,556,501	-	-	-	5,556,501
Common/collective trust	-	-	-	21,525,971	21,525,971
Total investments at fair value	$450,721,990	$-	$-	$21,525,971	$472,247,961

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$369,051,723	$-	$-	$-	$369,051,723
Employer securities	4,338,670	-	-	-	4,338,670
Common/collective trust	-	-	-	16,539,592	16,539,592
Total investments at fair value	$373,390,393	$-	$-	$16,539,592	$389,929,985

____________________________________________________________

1Asset fair value is measured using net asset value as a practical expedient and therefore excluded from the fair value hierarchy.

4. Related Party and Party-in-Interest Transactions

The Company pays certain administrative expenses of the Plan. In addition, certain expenses are paid using the remaining balance from a former revenue sharing arrangement and are included in administrative expenses on the statement of changes in net assets available for benefits. Total investment advisory and other fees paid out of this revenue sharing arrangement were $111,327 for the year ended

December 31, 2020. The total allocated to participants out of this revenue sharing arrangement was $250,000 for the year ended December 31, 2020.

The Plan holds shares of mutual funds managed by American Funds Service Company (American Funds). Empower Retirement, LLC is the record keeper and Capital Bank & Trust Company (CB&T) is the trustee. CB&T and American Funds are affiliated entities. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Notes receivable from participants are also considered party-in-interest transactions.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

6. Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the form of the plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by defined contribution plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 pandemic”). On March 11, 2020, the WHO classified the outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio experienced significant fluctuations in fair value in the year ended December 31, 2020. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The Company continues to monitor the ongoing impact of the COVID-19 pandemic.

8. Subsequent Events

On February 10, 2021, the Company completed the sale of its interior products and insulation businesses to Foundation Building Materials Holding Company LLC. Upon the date of the sale, the Plan participants affected became 100% vested in their participant accounts. All affected participants were allowed the option to roll over their accounts to the Foundation Building Materials 401k Profit Sharing Plan and Trust (“FBM 401k Plan”). Affected participants who had outstanding loans, and who chose to roll their loans over to the FBM 401k Plan were required to roll their account balances over as collateral. To ensure the accuracy of these participants’ rollovers, American Funds coordinated a one-time bulk transfer of these participants’ accounts, which resulted in $5,730,458 being transferred from the Plan to the FBM 401k Plan’s manager, Charles Schwab & Co., Inc., in March 2021.

SUPPLEMENTAL SCHEDULE

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN

PLAN:  001

EIN:  36-4173366

Schedule H, Line 4(i) -

Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b)	(c)		(e)

	Identity of issuer, borrower, lessor or similar party	Description of investment		Current value
	Mutual Funds:
*	American Funds Growth Fund Of Amer R6	845,623	Shares	$57,155,646
*	American Funds 2030 Target Date Fund R6	2,670,909	Shares	45,031,526
*	American Funds 2025 Target Date Fund R6	2,548,893	Shares	39,405,878
*	American Funds 2035 Target Date Fund R6	2,190,308	Shares	39,250,325
*	American Funds 2040 Target Date Fund R6	1,960,143	Shares	36,576,261
*	American Funds 2045 Target Date Fund R6	1,753,528	Shares	33,492,384
*	American Funds Fundamental Investors R6	350,296	Shares	24,219,471
*	American Funds 2050 Target Date Fund R6	1,281,329	Shares	24,101,795
*	American Funds Capital Inc Bldr R6	268,156	Shares	16,888,453
*	American Funds 2020 Target Date Fund R6	1,145,597	Shares	15,809,244
*	American Funds 2055 Target Date Fund R6	626,180	Shares	14,821,671
	Vanguard Small Cap Index Fund - Admiral	146,926	Shares	13,696,430
*	American Funds New Perspective R6	215,540	Shares	13,044,483
*	American Funds EuroPacific Gr R6	187,469	Shares	12,991,602
	Vanguard Large Cap Index Adm	126,536	Shares	11,235,169
	Vanguard Mid Cap Index Adm	40,617	Shares	10,414,115
	Western Asset Core Bond Is	518,378	Shares	7,086,222
*	American Funds 2060 Target Date Fund R6	401,338	Shares	6,353,174
	Invesco Small Cap Value R6	257,969	Shares	4,382,899
*	American Funds Washington Mutual R6	71,889	Shares	3,607,390
	iShares U.S. Aggregate Bond Index K	330,312	Shares	3,600,403
*	American Funds New World R6	34,552	Shares	3,037,477
	iShares Msci Eafe International Index K	144,251	Shares	2,119,040
*	American Funds 2015 Target Date Fund R6	145,537	Shares	1,820,665
	Eaton Vance Income Fund Of Boston R6	257,352	Shares	1,436,025
	PIMCO Real Return Instl	93,766	Shares	1,150,509
	Invesco Global Real Estate R6	81,343	Shares	846,784
	PIMCO Int Bond (Unhedged) Inst	77,060	Shares	826,851
*	American Funds 2010 Target Date Fund R6	53,560	Shares	630,939
*	American Funds 2065 Target Date Fund R6	9,086	Shares	132,658
				$445,165,489

	Employer Securities:
*	Beacon Roofing Supply, Inc. Common Stock	138,256	Shares	5,556,501

	Common/Collective Trust:
	RelianceMetLife GAC Series 25157 Cls 35	104,460	Units	21,525,971

*	Participant loans	Interest rates ranging from 3.25% to 9.25%		9,451,988

				$481,699,949

___________________________________________________________

*Party-in-interest as defined by ERISA.

Note (d): Cost information has not been included because all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of BDO USA, LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: June 21, 2021		/s/ FRANK A. LONEGRO
	By:	Frank A. Lonegro
Executive Vice President & Chief Financial Officer